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BPJ 2/26

SECURITIES
W

10026216

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manchester Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Jansen 612.436.2805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave N. Ste. 201	St. Paul	MN	55126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manchester Financial Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE CLARINE FRUTH
Notary Public-Minnesota
My Commission Expires Jan 31, 2011

Signature

PRESIDENT + MANAGING PARTNER
Title

Michelle Clarine Fruth
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)
Minneapolis, Minnesota

Financial Statements and Additional Information
December 31, 2009 and 2008

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Financial Statements and Additional Information

Years Ended December 31, 2009 and 2008

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Manchester Financial Group, LLC as of December 31, 2009 and 2008, and the related statements of income and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedules on page 8 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 17, 2010
St. Paul, Minnesota

Manchester Financial Group, LLC
(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Statements of Financial Condition
December 31, 2009 and 2008

Assets		2009		2008
Cash	$	11,698	$	14,503
Due from related party		8,763		666,622
Other assets		100		1,984
Goodwill		29,739		29,739
TOTAL ASSETS	$	50,300	$	712,848
Member's Equity				
Member's equity	$	50,300	$	712,848
TOTAL MEMBER'S EQUITY	$	50,300	$	712,848

See accompanying notes to financial statements.

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Statements of Income and Member's Equity

Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 203,150	$ 200,050
Operating expenses	215,272	189,663
Net income (loss)	(12,122)	10,387
Member's equity at beginning	712,848	702,461
Distributions	(650,426)	-
Member's equity at end	$ 50,300	$ 712,848

See accompanying notes to financial statements.

Manchester Financial Group, LLC

(A Wholly Owned Subsidiary of Manchester Companies, Inc.)

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Increase in cash:		
Cash flows from operating activities:		
Net income (loss)	$ (12,122)	$ 10,387
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Due from related party	7,433	(9,833)
Other assets	1,884	(112)
Net cash provided by operating activities	9,317	442
Net change in cash	(2,805)	442
Cash at beginning	14,503	14,061
Cash at end	$ 11,698	$ 14,503
Noncash investing activities:		
Reduction of related party receivable through equity distribution	$ (650,426)	$ -

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

Manchester Financial Group, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company and is a wholly owned subsidiary of Manchester Companies, Inc. (MCI). The Company is engaged in mergers and acquisitions, capital raising activities, and financial advisory services in the upper Midwest.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

Revenue resulting from consulting fees are recognized in the period the services are provided. Success fees are recognized upon closing a deal.

Due From Related Party

Balances due from related parties are stated at the amount management expects to collect from balances outstanding at year-end. No allowance for doubtful accounts was considered necessary at December 31, 2009 and 2008.

Goodwill

The Company assesses goodwill for impairment at least annually. No impairment adjustment was deemed necessary for the years ended December 31, 2009 and 2008.

Income Taxes

The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Note 1 Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through February 17, 2010, which is the date the financial statements were available to be issued.

Note 2 Concentrations

Approximately 71% of revenues were derived from two clients in 2009 and approximately 92% of revenues were derived from two different clients in 2008.

Note 3 Related-Party Transactions

The Company has an expense sharing agreement with MCI in which MCI pays all expenses and then invoices the Company for the expenses related to the Company's operations. These expenses include, but are not limited to, rent, professional and administrative services, payroll, and supplies. Under the agreement, the Company charged to operating expenses $184,799 in 2009 and $145,585 in 2008. The Company had advances to MCI of $8,763 and $666,622 at December 31, 2009 and 2008, respectively, which are non-interest-bearing and due on demand.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $11,698, which was $6,698 in excess of its required net capital of $5,000 at December 31, 2009, and $14,503, which was $9,503 in excess of its required net capital of $5,000 at December 31, 2008. At December 31, 2009 and 2008, the Company's ratio of aggregate indebtedness to net capital was zero.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

Additional Information

Manchester Financial Group, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009 and 2008

	2009	2008
Net equity:		
Total members's equity	$ 50,300	$ 712,848
Deductions and/or charges:		
Nonallowable assets:		
Due from related party	8,763	666,622
Other current assets and goodwill	29,839	31,723
Net capital	$ 11,698	$ 14,503
Aggregate indebtedness:		
Items included in balance sheet	$ -	$ -
Total aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum dollar requirement	$ 5,000	$ 5,000
Excess net capital at required minimum dollar amount	$ 6,698	$ 9,503
Ratio: Aggregate indebtedness to net capital	$ -	$ -

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Part IIA FOCUS filed in January 2010.

WIPFLi LLP

Report of Internal Control Required by SEC Rule 17a-5

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Manchester Financial Group, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

St. Paul, Minnesota
February 17, 2010

WIPFLi LLP

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Manchester Financial Group, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Manchester Financial Group, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, including evaluation of the Company's bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and Company working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and Company working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 17, 2010